Elan Corporation, plc
                                     Treausry Building, Lower Grand Canal Street
                                                               Dublin 2, Ireland
                                            T + 353 1 709-4000 F +353 1 709-4700





Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
US Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549 USA

August 10, 2005

Re:     Elan Corporation, plc
        Annual Report on Form 20-F for Fiscal Year ended December 31, 2004 Filed April 11, 2005
        File No. 1-13896


Dear Mr. Rosenberg:

We set forth below our responses to the Staff's comment letter, dated July
22, 2005, containing comments with respect to our Annual Report on Form 20-F for the fiscal year ended December 31, 2004 (the "2004 Annual Report on Form 20-F"). The numbered paragraphs below correspond to the numbered comments set forth in the Staff's letter. For your convenience, we have reproduced each comment from the Staff's letter (in italics) immediately before our response.

As requested, we have provided our response to the Staff's comment No. 1 in disclosure-type format rather than keying our response to each of the Staff's comments 1(a) through 1(f) individually. However, our response does address each of the subcomponents of the Staff's comment No. 1. In addition, we plan to file an amendment to our 2004 Annual Report on Form 20-F to include the revised disclosure below.

1. Critical Accounting Policies, page 31 - Revenue - Discounts, Sales Returns, Rebates and Chargebacks

We believe that your disclosure related to estimates of items that reduce gross revenue such as product returns, chargebacks, customer rebates and other discounts and allowances could be improved. Please provide us the following information, in disclosure-type format, to help us evaluate the adequacy of your disclosure:

a) The nature and amount of each accrual at the balance sheet date and the effect that could result from using other reasonably likely assumptions than what you used to arrive at each accrual such as a range of reasonably likely amounts or other type of sensitivity analysis.

b) The factors that you consider in estimating each accrual such as historical return of products, levels of inventory in the distribution channel, estimated remaining shelf life, price changes from competitors and introductions of generics and/or new products.

c) To the extent that information you consider in b) is quantifiable, disclose both quantitative and qualitative information and discuss to what extent information is from external sources (e.g., end-customer prescription demand, third-party market research data comparing wholesaler inventory levels to end-customer demand). For example, in discussing your estimate of product that may be returned, consider disclosing and discussing, preferably by product and in tabular format, the total amount of product (in sales dollars) that could potentially be returned as of the balance sheet date and disaggregated by expiration period.

d) If applicable, discuss any shipments made as a result of incentives and/or in excess of your customer's ordinary course of business inventory level. Discuss your revenue recognition policy for such shipments.

e) A roll forward of the accrual for each estimate for each period presented showing the following:

          * Beginning balance,
          * Current provision related to sales made in current period,
          * Current provision related to sales made in prior periods,
          * Actual returns or credits in current period related to sales made in current period,
          * Actual returns or credits in current period related to sales made in prior periods, and

          * Ending balance.

f) Regarding your discussion of results of operations for the period to period revenue comparisons, discuss the amount of and reason for fluctuations for each type of reduction of gross revenue (i.e. product returns, chargebacks, customer rebates and other discounts and allowances) including the effect that changes in your estimates of these items had on your revenues and operations.

Elan's Response:

Revenue Recognition-Sales Discounts and Allowances

As described further below and in our significant accounting policies in Note 2 to the Consolidated Financial Statements, we recognize revenue on a gross revenue basis and make various deductions to arrive at net revenue as reported in the Consolidated Statement of Operations. These adjustments are referred to as sales discounts and allowances and are described in detail below. Sales discounts and allowances include charge-backs, managed health care and Medicaid rebates, cash discounts, sales returns and other adjustments. Estimating these sales discounts and allowances is complex and involves significant estimates and judgments, and we use information from both internal and external sources to generate reasonable and reliable estimates. We believe that we have used reasonable judgments in assessing our estimates, and this is borne out by our historical experience. At December 31, 2004, we had total reserves of $22.1 million for sales discounts and allowances, of which approximately 57% and 13% related to Maxipime and Azactam, respectively. We have over six years' experience in relation to these two products.

We do not conduct our sales using the consignment model. All of our product sales transactions are based on normal and customary terms whereby title to the product and substantially all of the risks and rewards transfer to the customer upon either shipment or delivery. Furthermore, we do not have an incentive program which would compensate a wholesaler for the costs of holding inventory above normal inventory levels thereby encouraging wholesalers to hold excess inventory.

Sales Discounts and Allowances

We account for sales discounts and allowances in accordance with EITF Issue No. 01-9, "Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the

Vendor's Products)," and SFAS 48, "Revenue Recognition When Right of Return Exists," as applicable.

The table below summarizes our sales discounts and allowances to adjust gross revenue to net revenue for each significant category. An analysis of the separate components of our revenue is set out in Note 3 of the Consolidated Financial Statements.



                           -----------------------------------------------
                                        Years ended December 31,
                           -----------------------------------------------
                                2004               2003             2002
                           -----------------------------------------------
                                            (US$ in millions)

Gross revenue subject to
discounts and allowances         291.7              530.1            779.8

Contract manufacturing and
royalties                        130.9              120.0            118.5

Contract revenue                  77.3               98.9            350.7

Amortized revenue -
Adalat/Avinza                     34.0               34.0              7.8

Co-promotion fees                  -                  -               62.8
                            ----------         ----------       ----------
Gross revenue                    533.9              783.0          1,319.6
                            ----------         ----------       ----------

Sales discounts
and allowances:

Charge-backs                     (24.6)             (27.1)          (22.7)

Managed health care
rebates and other
contract discounts                (5.1)             (11.0)          (21.3)

Medicaid rebates                  (8.2)             (25.7)          (51.3)

Cash discounts                    (5.6)              (8.9)          (38.1)

Sales returns                     (7.1)             (24.6)          (92.8)

Other adjustments                 (1.6)              (0.1)           (0.3)
                            ----------         ----------       ----------
Total sales discounts
and allowances                   (52.2)             (97.4)         (226.5)
                            ----------         ----------       ----------

Net revenue subject to
discounts and allowances         239.5              432.7           553.3

Contract manufacturing
and royalties                    130.9              120.0           118.5

Contract revenue                  77.3               98.9           350.7

Amortized revenue
- Adalat/Avinza                   34.0               34.0             7.8

Co-promotion fees                  -                  -              62.8
                            ----------         ----------       ----------
Net revenue                      481.7              685.6         1,093.1
                            ----------         ----------       ----------
                            ----------         ----------       ----------



Total sales discounts and allowances have decreased from 29.0% of gross revenue subject to discounts and allowances in 2002 to 18.4% in 2003, and to 17.9% in 2004, as detailed in the rollforward below and as further explained in the following paragraphs.

Charge-backs increased as a percentage of gross revenue subject to discounts and allowances from 2.9% in 2002 to 5.1% in 2003, and to 8.4% in 2004. The increase is due primarily to changes in the product mix. Several of our divested products were sold through retail pharmacies (principally Skelaxin, Zonegran and Sonata) and therefore had lower levels of charge-backs in comparison to our retained products.

The reductions in managed health care and Medicaid rebates as a percentage of gross revenue subject to discounts and allowances from year to year are due principally to changes in the product mix. Several of our divested products (principally Skelaxin, Zonegran and Zanaflex) were sold through retail pharmacies and therefore had larger components subject to managed health care and Medicaid rebates. Consequently, due primarily to the divestment of these products, the managed health care and Medicaid rebates as a percentage of gross revenue subject to discounts and allowances have declined from 2.7% and 6.6%, respectively, in 2002, to 2.1% and 4.8% in 2003, and to 1.7% and 2.8% in 2004.

Cash discounts as a percentage of gross revenue subject to discounts and allowances decreased from 4.9% in 2002 to 1.7% in 2003, and to 1.9% in 2004. The decrease is due principally to a change in our discounting strategy during 2002 as we concentrated on improving margins at the expense of volumes for certain of our key product lines.

Sales returns as a percentage of gross revenue subject to discounts and allowances decreased from 11.9% in 2002 to 4.6% in 2003, and to 2.4% in 2004 due to a number of factors, primarily the genericization of a number of our products in 2002 (principally Zanaflex), which increased the provision for returns in that year, and changes in the product mix as a result of product divestments.

The following table sets forth the activities and ending balances of each significant category of adjustments for the sales discounts and allowances (US$ in millions):




                                          Managed
                                        Health Care
                                        Rebates and
                                           Other
                            Charge-       Contract       Medicaid      Cash       Sales         Other
                             back         Discounts       Rebates   Discounts    Returns     Adjustments         Total
                            -------     -----------      --------   ---------    -------     -----------       ---------

Balance at
December 31, 2002           $  7.2       $  11.2         $   8.0    $   1.9      $  72.9     $  0.5            $  121.7
Provision related to
sales made in
current period                27.3          11.0            25.7        8.9         17.6        0.1                90.6
Provision related to
sales made in
prior periods                 (0.2)           --              --         --          7.0         --                 6.8
Returns and payments         (25.7)        (20.4)          (34.4)      (9.5)       (68.0)      (0.6)             (158.6)
Divestments                    0.1           3.1             2.5         --         (1.0)        --                 4.7
                            ------------------------------------------------------------------------------------------------
Balance at
December 31, 2003              8.7           4.9            21.8        1.3         28.5         --                65.2
Provision related to sales
made in current period        24.4           5.1             8.6        5.6          6.8        1.6                52.1
Provision related to sales
made in prior periods          0.2            --            (0.4)        --          0.3         --                 0.1
Returns and payments         (24.2)         (6.8)          (23.9)      (6.5)       (19.8)      (0.7)              (81.9)
Divestments                   (0.2)         (1.1)           (4.4)         --         (7.2)      (0.5)              (13.4)
                            ------------------------------------------------------------------------------------------------
Balance at
December 31, 2004           $  8.9        $  2.1          $  1.7     $  0.4       $  8.6     $  0.4             $  22.1
                            ------------------------------------------------------------------------------------------------
                            ------------------------------------------------------------------------------------------------



Charge-backs

In the U.S., we participate in charge-back programs with a number of entities, principally the U.S. Department of Defense, the U.S. Department of Veterans Affairs, Group Purchasing Organizations and other parties whereby pricing on products is extended below wholesaler's list price to participating entities. These entities purchase products through wholesalers at the lower negotiated price, and the wholesalers charge the difference between their acquisition cost and the lower negotiated price back to us. We account for charge-backs by reducing accounts receivable in an amount equal to our estimate of charge-back claims attributable to a sale. We determine our estimate of the charge-backs primarily based on historical experience on a product-by-product and program basis, and current contract prices under the charge-back programs. We consider vendor payments, estimated levels of inventory in the distribution channel, and our claim processing time lag and adjust accounts receivable and revenue periodically throughout each year to reflect actual and future estimated experience.

As described above, there are a number of factors involved in estimating the accrual for charge-backs, but the principal factor relates to our estimate of the levels of inventory in the distribution channel. At December 31, 2004, Maxipime and Azactam represented approximately 90% and 8%, respectively, of the total charge-backs accrual balance of $8.9 million. If we were to increase/(decrease) our estimated level of inventory in the distribution channel by one month's worth of demand for these products, the accrual for charge-backs would increase/(decrease) by approximately $2.2 million. We believe that our estimate of the levels of inventory for Maxipime and Azactam in the distribution channel is reasonable because it is based upon multiple sources of information, including data received from all of the major wholesalers with respect to their inventory levels and sell-through to customers, third-party market research data, and our internal information.

Managed health care rebates and other contract discounts

We offer rebates and discounts to managed health care organizations in the U.S. We account for managed health care rebates and other contract discounts by establishing an accrual equal to our estimate of the amount attributable to a sale. We determine our estimate of this accrual primarily based on historical experience on a product-by-product and program basis and current contract prices. We consider the sales performance of products subject to managed health care rebates and other contract discounts, processing claim lag time and estimated levels of inventory in the distribution channel, and adjust the accrual and revenue periodically throughout each year to reflect actual and future estimated experience.

As described above, there are a number of factors involved in estimating this accrual, but the principal factor relates to our estimate of the levels of inventory in the distribution channel. At December 31, 2004, Maxipime and Azactam represented approximately 58% and 24%, respectively, of the total managed health care rebates and other contract discounts accrual balance of $2.1 million. If we were to increase/(decrease) our estimated level of inventory in the distribution channel by one month's worth of demand for these products, the accrual would increase/(decrease) by approximately $0.3 million. We believe that our estimate of the levels of inventory for Maxipime and Azactam in the distribution channel is reasonable because it is based upon multiple sources of information, including data received from all of the major wholesalers with respect to their inventory levels and sell-through to customers, third-party market research data, and our internal information.

Medicaid rebates

In the U.S., we are required by law to participate in state government-managed Medicaid programs as well as certain other qualifying federal and state government programs whereby discounts and rebates are provided to participating state and local government entities. Discounts and rebates provided through these other qualifying federal and state government programs are included in our Medicaid rebate accrual and are considered Medicaid rebates for the purposes of this discussion. We account for Medicaid rebates by establishing an accrual in an amount equal to our estimate of Medicaid rebate claims attributable to a sale. We determine our estimate of the Medicaid rebates accrual primarily based on historical experience regarding Medicaid rebates, legal interpretations of the applicable laws related to the Medicaid and qualifying federal and state government programs, and any new information regarding changes in the Medicaid programs' regulations and guidelines that would impact the amount of the rebates on a product-by-product basis. We consider outstanding Medicaid claims, Medicaid payments, claims processing lag time and estimated levels of inventory in the distribution channel and adjust the accrual and revenue periodically throughout each year to reflect actual and future estimated experience.

Cash Discounts

In the U.S., we offer cash discounts, generally at 2% of the sales price, as an incentive for prompt payment. Prior to our change in discounting strategy during 2002, we also offered additional incentive cash discounts to customers who purchased product between certain time intervals or with certain minimum volumes. While these discounts were designed to encourage volume, they were not in the nature of incentives to compensate wholesalers for holding excess inventory. We discontinued these discounts during the third quarter of 2002 as we took a commercial decision to improve product margins at the expense of volumes. We no longer offer such discounts to any of our customers. Principally, as a consequence of this change in discounting strategy, cash discounts as a percentage of gross revenue subject to discounts and allowances decreased from 4.9% in 2002 to 1.7% in 2003, and 1.9% in 2004. We account for cash discounts by reducing accounts receivable by the full amount of the discounts. We consider payment performance of each customer and adjust the accrual and revenue periodically throughout each year to reflect actual and future estimated experience.

Sales Returns

We account for sales returns in accordance with SFAS 48 by establishing an accrual in an amount equal to our estimate of revenue recorded for which the related products are expected to be returned.

For returns of established products, our sales return accrual is estimated principally based on the historical experience of returns, the estimated shelf life of inventory in the distribution channel, price increases, and our return goods policy (goods may only be returned six months prior to expiration date and for up to twelve months after expiration date). We also take into account product recalls and introductions of generic products. All of these factors are used to adjust the accrual and revenue periodically throughout each year to reflect actual and future estimated experience.

In the event of a product recall, product discontinuance or introduction of a generic product, we consider a number of factors, including the estimated level of inventory in the distribution channel that could potentially be returned, historical experience, estimates of the severity of generic product impact, estimates of continuing demand and our return goods policy. We consider the reasons for and impact of such actions and adjust the sales returns accrual and revenue as appropriate.

Returns from newly introduced products are significantly more difficult for us to assess. We determine our estimate of the sales return accrual primarily based on the historical sales returns experience of similar products, such as those within the same or similar therapeutic category. We also consider the shelf life of new products and determine whether we believe an adjustment to the sales return accrual is appropriate. The shelf life in connection with new products tends to be shorter than the shelf life for more established products because we may still be developing an optimal manufacturing process for the new product that would lengthen its shelf life, or an amount of launch quantities may have been manufactured in advance of the launch date to ensure sufficient supply exists to satisfy market demand. In those cases, we assess the reduced shelf life, together with estimated levels of inventory in the distribution channel and projected demand, and determine whether we believe an adjustment to the sales return accrual is appropriate. While it is inherently more difficult to assess returns from newly introduced products than from established products, nevertheless in all instances we believe we have been able to gather sufficient information in order to establish reasonable estimates.

As described above, there are a number of factors involved in estimating this accrual, but the principal factor relates to our estimate of the shelf life of inventory in the distribution channel. At December 31, 2004, Maxipime and Azactam represented approximately 35% and 34%, respectively, of the total sales returns accrual balance of $8.6 million. At December 31, 2004, we have estimated the gross revenue value of Maxipime and Azactam inventory in the distribution channel to be approximately $40 million and $17 million, respectively. Assuming inventory leaves the distribution channel on a first-in first-out basis, we have estimated that this distribution channel inventory has a shelf life running to various dates during 2006 (gross revenue value approximately $11 million) and 2007 (gross revenue value approximately $46 million). We believe, based upon both the estimated shelf life and also our historical sales returns experience, that the vast majority of this inventory will be sold prior to its expiration date, and accordingly believe that our sales returns accrual is appropriate.

Other adjustments

In addition to the significant sales discounts and allowances described above, we make other individually insignificant sales adjustments. We generally account for these other sales discounts and allowances by establishing an accrual in an amount equal to our estimate of the adjustments attributable to the sale. We generally determine our estimates of the accruals for these other adjustments primarily based on historical experience, performance on commitments to government entities and other relevant factors, including estimated levels of inventory in the distribution channel in some cases, and adjust the accruals and revenue periodically throughout each year to reflect actual experience.

Provisions related to sales made in prior periods

During 2003 we recorded $6.8 million of additional discounts and allowances related to sales made in prior periods, primarily due to the availability of additional information relating to the impact of genericization of a number of our products (principally Zanaflex).

Divestments

Since the beginning of 2003 we have divested a number of businesses, including principally our primary care franchise, Zonegran and our European sales and marketing business. The divestment adjustments arise primarily as a result of the negotiated terms of these divestments. For example, we have entered into terms that would either extend or limit our liability for discounts and allowances related to the divested businesses. We have accordingly adjusted our discounts and allowances accruals to reflect the terms of the agreements. Divestment adjustments also include post-divestment revisions resulting from the availability of additional information. Divestment adjustments are recorded as part of the gain/(loss) on sale of businesses, and not as an increase or decrease from gross revenue.

Use of Information from External Sources

We use information from external sources to estimate our significant sales discounts and allowances. Our estimates of inventory at the wholesalers are based on:

     * The projected prescription demand-based sales for our products and historical inventory experience;

     * Our analysis of third-party information, including written and oral information obtained from all of the major wholesalers with respect to their inventory levels and sell-through to customers, and third-party market research data; and

     *    Our internal information.

The inventory information received from wholesalers is a product of their record-keeping process and excludes inventory held by intermediaries to whom they sell, such as retailers and hospitals. We receive information from IMS Health, a supplier of market research to the pharmaceutical industry, which we use to project the prescription demand-based sales for our pharmaceutical products. We also use information from external sources to identify prescription trends and patient demand. Up to 2004, we received inventory pipeline data from IMS Health. Since 2004, IMS Health no longer provides this service and we have been receiving such pipeline data directly from the three major wholesalers (McKesson Corp., Cardinal Health, Inc. and AmerisourceBergen Corp.). Our estimates are subject to inherent limitations of estimates that rely on third-party information, as certain third-party information is itself in the form of estimates, and reflect other limitations including lags between the date as of which third-party information is generated and the date on which we receive such information.


2. Note 21. Discontinued Operations, Sale of Businesses, and Held for Sale Assets and Liabilities, page 105

It appears that individual drugs are included in discontinued operations. Demonstrate to us how each product, product group or business included in discontinued operations meets the definition of an asset group in paragraph 4 of FAS 144. Fully explain how cash flows of each asset group are identifiable and independent of the cash flows of other groups of assets. Also explain how you were able to determine cost of sales, selling, general and administrative expenses and research and development expenses directly attributable to each drug or product group presented as discontinued operations.

Elan's Response:

Paragraph 41 of FASB Statement 144, "Accounting for the Impairment or Disposal of Long Lived Assets," states that

     "a component of an entity comprises operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes from the rest of the entity. A component of an entity may be a reportable segment or an operating segment (as those terms are defined in paragraph 10 of SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information"), a reporting unit (as the term is defined in SFAS 142, "Goodwill and Other Intangible Assets"), a subsidiary, or an asset group as the term is defined in paragraph 4 of SFAS 144."

Paragraph 42 of SFAS 144 requires an entity to report in discontinued operations the results of operations of the component of an entity that either has been disposed of or is classified as held for sale if:

     a) the operations and cash flows of the component have been (or will be) eliminated from the ongoing operations of the entity as a result of the disposal transaction, and

     b) the entity will not have any significant continuing involvement in the operations of the component after the disposal transaction.

An asset grouping as defined in SFAS 144 is the lowest level at which cash flows can be identified that are largely independent of the cash flows of other asset groups. Significant judgment is required to determine the lowest level of identifiable, largely independent cash flows. In assessing the classification in our 2004 Annual Report on Form 20-F within discontinued operations of individual products, product groups or businesses, we considered whether there were significant revenue or operating activity interdependencies between these products, product groups or businesses. While all of the products and businesses shared common group resources such as accounting, finance, group sales and marketing and general corporate overhead, they all had unique product revenue streams that were separately managed and measured and which were not dependent on other products or businesses. Each product and business had its own income statement, which included all directly attributable costs.

In addition, prior to their disposal we identified each of these products, product groups and businesses as individual assets held for use and measured each asset for impairment in accordance with the provisions of paragraphs 7-14 of SFAS 144. Each product, product group or business was unique and had its own discrete revenues and costs that enabled us to measure its fair value and compare this with its carrying value for impairment assessment purposes. We did not aggregate products, product groups or businesses to perform this analysis.

We have recorded the results and gains or losses on the divestment of our discontinued operations including Frova, Myobloc, the Pain Portfolio, Actiq, Abelcet U.S./Canada, the dermatology portfolio of products, Athena Diagnostics, Elan Diagnostics, drug delivery businesses, Myambutol and various other smaller operations within discontinued operations in the consolidated income statements, because the respective cash flows have been elimated from our ongoing operations and we do not have a significant continuing involvement in the operations of these components.

The following table summarizes each of the divestments and the nature of assets, liabilities and operations that were included in the transaction.


Asset/Business Name           Nature of Transaction                   Classification

Frova                        Intellectual property rights,            Business/Asset
                             title and interest, sales and            group
                             distribution rights, inventory,
                             books and records, equipment,
                             customer base, and benefits to
                             contracts related to Frova.

Myobloc                      Intellectual property rights,            Business/Asset
                             title and interest, inventory,           group
                             books and records, rights to
                             manufacturing facility,
                             manufacturing and customer service
                             employees, and specialized equipment.

Pain Portfolio               Intellectual property rights,            Business/Asset
                             title  and interest, books and           group
                             records, and inventory.

Actiq                        Intellectual property rights,            Product/Asset
                             title and interest, books and            group
                             records, and inventory.

Abelcet                      Intellectual property rights,            Business/Asset
                             title and interest, inventory,           group
                             books and records, and
                             manufacturing facility and
                             related employees, including
                             certain sales force.

Dermatology                  Intellectual property rights,            Business/Asset
                             title and interest, inventory,           group
                             sales force, and books and records.

Diagnostics                  Legal entities, collectively all         Reporting Unit
                             of the assets and liabilities,
                             including intellectual property
                             rights, title and interest,
                             facility, books and records, and
                             employees.

Drug Delivery                Legal entities, collectively all         Reporting Unit
                             of the assets and liabilities,
                             including intellectual property
                             rights, title and interest,
                             facility, books and records,
                             and employees.

Myambutol                    Intellectual property rights, title      Product/Asset
                             and interest, inventory, books and       group
                             records, and specialized equipment.

Others                       Intellectual property rights, title      Product/Asset
                             and interest, inventory, and books       group
                             and records.




Each product, product group or business included in discontinued operations meets the definition of an asset group as set out in paragraph 4 of SFAS 144 as cash flows can be separately identified for each of these components of the business (i.e. cash flows which are largely independent from other cash flows of the business). The disposal of Frova, Myobloc, the Pain Portfolio, Dermatology, Abelcet, Diagnostics and drug delivery businesses have been determined to constitute a sale of a business in accordance with the criteria outlined in paragraph 6 of EITF 98-3 and SEC Rule SX 210.11.01(d), and would therefore meet the definition of an asset group as outlined in paragraph 4 of SFAS 144. For a transferred set of assets and activities to be a business, it must contain all of the inputs and processes necessary for it to continue to conduct normal operations after the transferred set is separated from the transferor, which includes the ability to sustain a revenue stream by providing its outputs to customers. We believe each of the above components is a self-sustaining integrated set of assets and activities conducted and managed for the purpose of providing a return to investors and consisted of inputs and processes that were used to generate revenues. Diagnostics and the drug delivery businesses were separate subsidiaries of the Company while Dermatology, the Pain Portfolio, Frova, Mybloc and Abelcet were assets or groups of assets and activities that had all of the major elements necessary to be a business by itself.

Other individual products we have divested principally include Myambutol, Actiq, Ultiva, and Ponstan. Individual products are the lowest level at which we can separately identify cash flows in our business, which are not dependent on the cash flows of other groups of assets and liabilities. Separate income statements are maintained for each product and these financial statements are used for management reporting purposes to review the performance of each product on a stand-alone basis. The individual product income statements include the product revenue, related cost of sales and any selling, general and administrative and research and development expenses that are directly attributable to the product, but do not include any allocation of general corporate overhead expenses. Within our management reporting system, a separate cost center is maintained for each product where direct expenses are charged as incurred, therefore it is possible to determine cost of sales, selling, general and administrative expenses and research and development expenses directly attributable for each product. The individual product income statements form the basis for the results from discontinued operations included in the consolidated financial statements.

3. Note 31.  Segment Information

We noted your disclosure on page 36 with regards to product revenues. Please tell us why you have not provided the disclosures required by paragraph 37 of FAS 131 here in the audited financial statements.

Elan's Response:

We acknowlege that our disclosure in the audited financial statements regarding segment information does not meet the requirements of paragraph 37 of FAS 131 and hereby respectfully propose to amend our 2004 Annual Report on Form 20-F with the following additional disclosure.




                               Biopharmaceuticals                GS&O                       Total
                           -------------------------     ---------------------      -----------------------
                           2004       2003      2002     2004    2003     2002      2004    2003        2002
                           ----       ----      ----     ----    ----     ----      ----    ----        ----
                                                           (US$ in millions)

Product revenue:
 Retained products
   Maxipime                 117.5      109.1     79.2        --      --      --      117.5   109.1       79.2
   Azactam                   50.6       45.1     33.0        --      --      --       50.6    45.1       33.0
   Tysabri                    6.4         --       --        --      --      --        6.4      --          --
 Contract manufacturing
 and royalties               15.3       12.4      9.4     115.6   107.6   109.1      130.9   120.0      118.5
                          -------     ------    -----    ------  ------  ------     ------  ------     -------
Total retained
 products' revenue          189.8      166.6    121.6     115.6   107.6   109.1      305.4   274.2      230.7
 Amortized revenue
 - Adalat/Avinza               --         --       --      34.0    34.0     7.8       34.0    34.0        7.8
 Divested products
   European business         10.5       89.0     81.7        --      --      --       10.5    89.0       81.7
   Zonegran                  41.2       80.7     43.1        --      --      --       41.2    80.7       43.1
   Skelaxin                    --       60.2    145.4        --      --      --         --    60.2      145.4
   Sonata                      --       48.2     92.5        --      --      --         --    48.2       92.5
   Zanaflex                   7.7       (5.2)    56.8        --      --      --        7.7    (5.2)      56.8
   Other                      5.6        5.6     21.6        --      --      --        5.6     5.6       21.6
 Total divested
 products revenue            65.0      278.5    441.1        --      --      --       65.0   278.5      441.1
 Co-promotion fees             --         --     62.8        --      --      --         --      --       62.8
                          -------     ------    -----    ------  ------  ------     ------  ------     -------
Total product revenue       254.8      445.1    625.5     149.6   141.6   116.9      404.4   586.7      742.4

Contract revenue:
 License fees                13.4       27.6      5.0       4.2    22.0   229.7       17.6    49.6      234.7
 Risk-sharing arrangements     --          --     37.2       --      --      --         --      --       37.2
 Research revenues
 /milestones                  6.9        7.0     20.8      52.8    42.3    58.0       59.7    49.3       78.8
                          -------     ------    -----    ------  ------  ------     ------  ------     -------
 Total contract revenue      20.3       34.6     63.0      57.0    64.3   287.7       77.3    98.9      350.7

Total revenue              $275.1     $479.7   $688.5    $206.6  $205.9  $404.6     $481.7  $685.6   $1,093.1



We acknowledge that: (i) we are responsible for the adequacy and accuracy of the disclosure in our 2004 Annual Report on Form 20-F; (ii) Staff comments or changes to disclosure in response to Staff's comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and (iii) we may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.


We believe that we have fully responded to the Staff's comments. However, if you have any questions about any of our responses or require further information, please do not hesitate to telephone me at 011-353-1-709-4063 or Elan's group controller, Nigel Clerkin, at 011-353-1-709-4234.


Yours sincerely,

/s/ Shane Cooke

Shane Cooke
Executive Vice President and
Chief Financial Officer